UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Liberator Medical Holdings, Inc.

Common Stock, par value $0.001 per share

53012L108

Tushar Shah

c/o Kinderhook Partners, LLC

Two Executive Drive, Suite 585

Fort Lee, NJ 07024

201-461-0955

July 26, 2013

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.53012L108
(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Kinderhook, LP
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares	(7) Sole Voting Power
Beneficially	0
Owned by Each	(8) Shared Voting Power
Reporting Person	4,739,167
With	(9) Sole Dispositive Power
0
(10) Shared Dispositive Power
4,739,167
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
4,739,167
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
9.1%
(14)	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No.53012L108
(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Kinderhook GP, LLC
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares	(7) Sole Voting Power
Beneficially	0
Owned by Each	(8) Shared Voting Power
Reporting Person	4,739,167
With	(9) Sole Dispositive Power
0
(10) Shared Dispositive Power
4,739,167
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
4,739,167
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
9.1%
(14)	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.53012L108
(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Kinderhook Partners, LLC
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares	(7) Sole Voting Power
Beneficially	0
Owned by Each	(8) Shared Voting Power
Reporting Person	4,739,167
With	(9) Sole Dispositive Power
0
(10) Shared Dispositive Power
4,739,167
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
4,739,167
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
9.1%
(14)	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D

CUSIP No.53012L108
(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Tushar Shah
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization United States of America
Number of Shares	(7) Sole Voting Power
Beneficially	0
Owned by Each	(8) Shared Voting Power
Reporting Person	4,739,167
With	(9) Sole Dispositive Power
0
(10) Shared Dispositive Power
4,739,167
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
4,739,167
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
9.1%
(14)	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

CUSIP No.53012L108
(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Stephen J. Clearman
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization United States of America
Number of Shares	(7) Sole Voting Power
Beneficially	0
Owned by Each	(8) Shared Voting Power
Reporting Person	4,739,167
With	(9) Sole Dispositive Power
0
(10) Shared Dispositive Power
4,739,167
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
4,739,167
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
9.1%
(14)	Type of Reporting Person (See Instructions) IN, HC

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Liberator Medical Holdings, Inc. (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive office of the Issuer is 2979 SE Gran Park Way, Stuart, Florida 34997.

Item 2. Identity and Background

(a)  This Schedule 13D is being filed by Kinderhook, LP, a Delaware limited partnership (the “Partnership”); Kinderhook GP, LLC, a Delaware limited liability company and the general partner of the Partnership (“General Partner”); Kinderhook Partners, LLC, a Delaware limited liability company and the investment adviser of the Partnership (“Investment Adviser”); Tushar Shah, the co-managing member of the General Partner and the Investment Adviser (“Mr. Shah”); and Stephen J. Clearman, the co-managing member of the General Partner and the Investment Adviser (“Mr. Clearman”). (The Partnership, General Partner, Investment Adviser, Mr. Shah, and Mr. Clearman are collectively, the “Reporting Persons”).

(b)	The business address of each of the Reporting Persons is:

Two Executive Drive, Suite 585

Fort Lee, New Jersey 07024

(c)  The principal business of the Partnership is to serve as a private investment vehicle. The principal business of the General Partner is to serve as the general partner of the Partnership. The principal business of the Investment Adviser is investment management. The principal occupations of Mr. Shah and Mr. Clearman are investment management.

Mr. Shah and Mr. Clearman are the co-managing members of the General Partner and the Investment Adviser who are responsible for making investment decisions with respect to the Partnership and, as a result, Mr. Shah and Mr. Clearman may be deemed to control such entities. Accordingly, Mr. Shah and Mr. Clearman may be deemed to have a beneficial interest in the shares of Common Stock by virtue of his indirect control of the Partnership’s, General Partner’s, and Investment Adviser’s power to vote and/or dispose of the shares of Common Stock. Mr. Shah and Mr. Clearman disclaim beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d)  None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)   The Partnership is a Delaware limited liability company; the General Partner is a Delaware limited liability company; the Investment Adviser is a Delaware limited liability company; Mr. Shah is a citizen of the United States of America, and Mr. Clearman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As previously disclosed in the Schedule 13D filed by the Reporting Persons on March 9, 2010, the Issuer previously entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which it issued and sold to the Partnership, an aggregate of 4,666,667 shares of the Issuer’s Common Stock, in a private placement at a price of $1.50 per share. The description of the Purchase Agreement herein is a summary and is qualified in its entirety by the terms of the Purchase Agreement. A copy of the Purchase Agreement was filed as Exhibit 2 to the original Schedule 13D filed on March 19, 2010 and is incorporated herein by reference.

The funds used for the acquisition of the shares of Common Stock in the Purchase Agreement came from the working capital of the Partnership. No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Mark A. Libratore, the Issuer’s President, Chairman and Chief Executive Officer, entered into a Stockholders Agreement on March 9, 2010 with the Partnership, pursuant to which Mr. Libratore agreed to vote his shares of Common Stock in favor of the election of a director to be designated by the Partnership. The description of the Stockholders Agreement herein is a summary and is qualified in its entirety by the terms of the Stockholders Agreement, which was filed as Exhibit 3 to the original Schedule 13D filed on March 19, 2010 and is incorporated herein by reference.

On June 4, 2010, Morgan Duke, a partner of the Investment Adviser and a member of the General Partner (“Mr. Duke”), was elected to the Board of Directors of the Issuer. On July 18, 2013, Mr. Duke resigned as a Director of the Board of Directors of the Issuer.

In connection with Mr. Duke’s prior service on the Board of Directors of the Issuer, the Investment Adviser received an annual fee of $10,000, which was paid quarterly, and $1,000 for each Board meeting Mr. Duke attended until his resignation on July 18, 2013. Additionally, the Fund was granted an option to purchase up to 50,000 shares of Common Stock at $1.55 per share pursuant to a warrant (“Warrant 1”) issued to the Fund on June 4, 2010, vesting semi-annually over two years beginning on December 4, 2010. Furthermore, the Fund was granted an option to purchase up to 45,000 shares of Common Stock at $0.97 per share, pursuant to a warrant (“Warrant 2”) issued to the Fund on February 14, 2013, vesting semi-annually over two years beginning on February 14, 2013.

Pursuant to the terms of the Purchase Agreement, the Issuer has provided the Partnership certain demand registration rights covering the resale of all of the shares issued in the private placement, as well as piggy-back registration rights in certain circumstances. The securities were issued in reliance upon the exemptions from registration under the Securities Act of 1933, as amended, provided by Regulation D and Section 4(2) and were issued directly by the Issuer and did not involve a public offering or general solicitation. On July 18, 2013, the Partnership exercised its demand registration rights with respect to all shares of Common Stock that it beneficially owns or has the right to acquire.

The Reporting Persons acquired their Common Stock of the Issuer for investment and review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities; the financial condition, results of operations and prospects of the Issuer and its businesses; general economic, market and industry conditions; and the Partnership’s overall strategic objectives and financial condition, the Reporting Persons may, from time to time, consider a number of possible strategies intended to enhance the value of the Partnership’s investment in the Issuer, which may include effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D. There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in its sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a)  According to the Issuer’s most recent Form 10-Q, the Issuer had 52,204,234 shares of Common Stock outstanding as of May 10, 2013. The Reporting Persons report beneficial ownership of 4,739,167 shares of Common Stock (comprising 4,666,667 shares of Common Stock and warrants representing 72,500 shares of Common Stock that have vested and are exercisable), representing 9.1% of the Common Stock outstanding.

(b)

The Partnership has the sole power to vote or to direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 4,739,167 shares of Common Stock. The Partnership has the sole power to dispose or to direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 4,739,167 shares of Common Stock.

The Partnership specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

The General Partner has the sole power to vote or to direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 4,739,167 shares of Common Stock. The General Partner has the sole power to dispose or to direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 4,739,167 shares of Common Stock.

The General Partner specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

The Investment Adviser has the sole power to vote or to direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 4,739,167 shares of Common Stock. The Investment Adviser has the sole power to dispose or to direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 4,739,167 shares of Common Stock.

The Investment Adviser specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Mr. Shah has the sole power to vote or to direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 4,739,167 shares of Common Stock. Mr. Shah has the sole power to dispose or to direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 4,739,167 shares of Common Stock.

Mr. Shah specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any

Mr. Clearman has the sole power to vote or to direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 4,739,167 shares of Common Stock. Mr. Clearman has the sole power to dispose or to direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 4,739,167 shares of Common Stock.

Mr. Clearman specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)  None of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 4,739,167 shares of Common Stock reported in this Schedule 13D.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby are incorporated by reference.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 26, 2013

Kinderhook, LP
By:
/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member of Kinderhook, LP’s General Partner

Kinderhook GP, LLC
By:
/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member

Kinderhook Partners, LLC
By:
/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member

/s/ Tushar Shah
Name:	Tushar Shah

/s/ Stephen J. Clearman
Name:	Stephen J. Clearman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)